SNIPP INTERACTIVE INC. OBTAINS APPROVAL OF TSX VENTURE EXCHANGE TO RECLASSIFY WARRANTS

September [9], 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (the "TSX-V") announces that the TSX-V has granted its approval for Snipp to remove the 6,188,688 compensation warrants of Snipp (the "Warrants") from the calculations of Snipp's 20% stock option plan (the "Option Plan").

The Warrants were issued as partial consideration to the shareholders of Consumer Impulse Inc. ("CII") for all of the issued and outstanding shares that were acquired by Snipp in connection with Snipp's qualifying transaction in 2012 (the "Qualifying Transaction"). At the time of the closing of the Qualifying Transaction, the TSX-V determined that the Warrants would be deemed to be akin to stock options ("Options") for the purposes of being subject to the prescribed limited under the Option Plan.

The TSX-V has now determined that 4,000,000 of the 6,188,688 Warrants may be removed from the prescribed limit in 2015, which means that Snipp may issue up to 4,000,000 Options in 2015 pursuant to the terms of the Option Plan.

The remaining 2,188,688 Warrants may be removed from the prescribed limit in 2016, which will allow Snipp to issue up to 2,188,688 additional Options in 2016, subject to Snipp obtaining disinterested shareholder approval at its 2016 annual general meeting.

Each Warrant is exercisable for one common share of Snipp at an exercise price of US$0.13 per Warrant until March 1, 2017.

Atul Sabharwal, CEO of Snipp, said, “This decision by the TSX-V is critical for Snipp at this period in its growth. Having closed two acquisitions in 2015, Snipp has retained numerous additional employees and consultants that are working hard to grow our business at a rapid rate. We now have room to incentivize these hard working individuals to grow the business even faster that it has over the past year."

For more information on Snipp, see its SEDAR profile at www.sedar.com.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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